UAN Cultural & Creative Co., Ltd.
1021 Hill Street
Suite 200
Three Rivers, MI 49093

September 7, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director

RE:	UAN Cultural & Creative Co., Ltd.
Form S-1/A of the Company (the “S-1/A”),
File No. 333-172728, originally filed on Form S-1 on March 10, 2011 amended by
Forms S-1/A filed May 27, 2011, July 5, 2011, August 2, 2011, August 11, 2011, August 23, 2011 and September 6, 2011

Dear Sirs:

UAN Cultural & Creative Co., Ltd., a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form S-1/A to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, on Friday, September 9, 2011 at 10:00 A.M.

The Company acknowledges and confirms to the Commission that:

•    should the Commission or the Staff, acting pursuant to delegated authority, declare the S-1/A effective, it does not foreclose the Commission from taking any action with respect to the S-1/A;

•    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the S-1/A effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the S-1/A; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UAN CULTURAL & CREATIVE CO., LTD.

By:	/s/ Parsh Patel
Parsh Patel, Chief Executive Officer